UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Florida East Coast Industries, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

340632108

(CUSIP Number)

Hugh M. Durden

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, FL 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Alfred I. duPont Testamentary Trust
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power -0- 8) Shared Voting Power 1,522,830 9) Sole Dispositive Power -0- 10) Shared Dispositive Power 1,522,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,830
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Winfred L. Thornton
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 4,842 8) Shared Voting Power 1,522,830 9) Sole Dispositive Power 4,842 10) Shared Dispositive Power 1,522,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,672
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Hugh M. Durden
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power -0- 8) Shared Voting Power 1,522,830 9) Sole Dispositive Power -0- 10) Shared Dispositive Power 1,522,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,830
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) John S. Lord
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power -0- 8) Shared Voting Power 1,522,830 9) Sole Dispositive Power -0- 10) Shared Dispositive Power 1,522,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,830
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert H. Peyton
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power -0- 8) Shared Voting Power 1,522,830 9) Sole Dispositive Power -0- 10) Shared Dispositive Power 1,522,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,830
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) John F. Porter, III
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power -0- 8) Shared Voting Power 1,522,830 9) Sole Dispositive Power -0- 10) Shared Dispositive Power 1,522,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,830
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.7%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) W. T. Thompson, III
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 950 8) Shared Voting Power 1,557,830 9) Sole Dispositive Power 950 10) Shared Dispositive Power 1,557,830

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,558,780
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11) 4.8%
14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 amends the Statement on Schedule 13D dated October 19, 2000, as amended, filed by the Reporting Persons relating to the Common Stock, no par value (“Common Stock”), of Florida East Coast Industries, Inc., a Florida corporation (the “Issuer”).

Items 2 and 5 are hereby amended and restated as set forth below.

Item 2. Identity and Background

This Amendment is filed on behalf of the Alfred I. duPont Testamentary Trust (the “Trust”), Hugh M. Durden, John S. Lord, Herbert H. Peyton, John F. Porter, III, William T. Thompson, III, and Winfred L. Thornton (collectively, the “Reporting Persons”).

The Trust’s business address is 4600 Touchton Road, East Building 200, Suite 500, Jacksonville, FL 32246. The Trust was established under the Last Will and Testament of Alfred I. duPont.

The Trustees of the Trust are Messrs. Durden, Lord, Peyton, Porter, Thompson and Thornton (collectively, the “Trustees”). By virtue of their status as trustees, the Trustees have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of the Issuer owned by the Trust.

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

All of the individuals that are Reporting Persons are citizens of the United States of America.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Trust directly owned 1,522,830 shares of Common Stock, which represented 4.7% of the issued and outstanding shares of Common Stock. By virtue of their status as trustees, the Trustees may be deemed to have indirect beneficial ownership of Common Stock owned by the Trust. In addition, as of such date, Mr. Thornton beneficially owns 4,842 shares of Common Stock and Mr. Thompson beneficially owns 35,950 shares of Common Stock.

(b) By virtue of their status as trustees, the Trustees have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock owned by the Trust.

Mr. Thornton has the sole power to vote or direct the vote and dispose or direct the disposition of the other shares of Common Stock he beneficially owns. Mr. Thompson has the sole power to vote or direct the vote and dispose or direct the disposition of 950 other shares of Common Stock he beneficially owns and the shared power to vote or direct the vote and dispose or direct the disposition of 35,000 other shares of Common Stock he beneficially owns.

(c) During 2005, the Trust has closed on the following transactions in the Issuer’s Common Stock:

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
5/10/05	Open market sale to third party	2,700	$43.06 per share; $116,160 in transaction	3,083,230

5/13/05	Open market sale to third party	3,900	$42.00 per share; $163,675 in transaction	3,079,330

5/16/05	Open market sale to third party	24,700	$42.04 per share; $1,037,446 in transaction	3.054,630

5/17/05	Open market sale to third party	6,400	$41.97 per share; $268,360 in transaction	3.048,230

5/18/05	Open market sale to third party	44,900	$42.47 per share; $1,905,378 in transaction	3,003,330

5/19/05	Open market sale to third party	15,000	$42.40 per share; $635,450 in transaction	2,988,330

5/20/05	Open market sale to third party	30,200	$42.04 per share; $1,268,456 in transaction	2,958,130

5/23/05	Open market sale to third party	43,000	$42.15 per share; $1,811,050 in transaction	2,915,130

5/24/05	Open market sale to third party	23,000	$42.06 per share; $966,585 in transaction	2,892,130

5/25/05	Open market sale to third party	2,500	$42.01 per share; $104,940 in transaction	2,889,630

5/26/05	Open market sale to third party	29,500	$42.06 per share; $1,239,591 in transaction	2,860,130

5/27/05	Open market sale to third party	22,000	$42.26 per share; $929,008 in transaction	2,838,130

5/31/05	Open market sale to third party	12,500	$42.16 per share; $526,529 in transaction	2,825,630

6/01/05	Open market sale to third party	10,200	$42.22 per share; $430,272 in transaction	2,815,430

6/02/05	Open market sale to third party	49,100	$42.38 per share; $2,079,111 in transaction	2,766,330

6/03/05	Open market sale to third party	14,900	$42.27 per share; $629,223 in transaction	2,751,430

6/06/05	Open market sale to third party	4,600	$42.38 per share; $194,784 in transaction	2,746,830

6/07/05	Open market sale to third party	12,000	$42.41 per share; $508,508 in transaction	2,734,830

6/10/05	Open market sale to third party	3,100	$42.02 per share; $130,158 in transaction	2,731,730

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
6/13/05	Open market sale to third party	50,400	$42.09 per share; $2,119,383 in transaction	2,681,330

6/14/05	Open market sale to third party	14,500	$42.25 per share; $612,163 in transaction	2,666,830

6/15/05	Open market sale to third party	26,200	$42.25 per share; $1,106,107 in transaction	2,640,630

6/16/05	Open market sale to third party	25,000	$42.25 per share; $1,055,331 in transaction	2,615,630

6/17/05	Open market sale to third party	53,200	$42.41 per share; $2,254,442 in transaction	2,562,430

6/20/05	Open market sale to third party	100	$42.60 per share; $4,256 in transaction	2,562,330

6/21/05	Open market sale to third party	50,000	$42.68 per share; $2,132,261 in transaction	2,512,330

6/22/05	Open market sale to third party	75,000	$43.02 per share; $3,223,770 in transaction	2,437,330

6/23/05	Open market sale to third party	50,000	$43.43 per share; $2,169,584 in transaction	2,387,330

6/24/05	Open market sale to third party	110,000	$43.50 per share; $4,780,950 in transaction	2,277,330

6/27/05	Open market sale to third party	18,200	$43.50 per share; $791,048 in transaction	2,259,130

6/28/05	Open market sale to third party	49,300	$43.76 per share; $2,155,626 in transaction	2,209,830

6/29/05	Open market sale to third party	7,700	$44.05 per share; $338,901 in transaction	2,202,130

7/05/05	Open market sale to third party	59,200	$44.31 per share; $2,620,929 in transaction	2,142,930

7/06/05	Open market sale to third party	18,200	$44.77 per share; $814,163 in transaction	2,124,730

7/08/05	Open market sale to third party	38,800	$44.58 per share; $1,728,444 in transaction	2,085,930

7/20/05	Open market sale to third party	55,400	$44.71 per share; $2,475,157 in transaction	2,030,530

7/22/05	Open market sale to third party	84,000	$45 per share; $3,776,902 in transaction	1,946,530

7/25/05	Open market sale to third party	100	$45.25 per share; $4,521 in transaction	1,946,430

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
7/26/05	Open market sale to third party	10,000	$45.25 per share; $452,132 in transaction	1,936,430

7/27/05	Open market sale to third party	78,900	$45.41 per share; $3,580,230 in transaction	1,857,530

7/28/05	Open market sale to third party	42,300	$47.72 per share; $2,016,826 in transaction	1,815,230

7/29/05	Open market sale to third party	31,200	$47.15 per share; $1,469,873 in transaction	1,784,030

8/01/05	Open market sale to third party	25,800	$47.03 per share; $1,212,495 in transaction	1,758,230

8/02/05	Open market sale to third party	10,700	$47 per share; $502,505 in transaction	1,747,530

8/04/05	Open market sale to third party	15,800	$45.52 per share; $718,608 in transaction	1,731,730

8/05/05	Open market sale to third party	400	$45.56 per share; $18,209 in transaction	1,731,330

8/08/05	Open market sale to third party	700	$45.25 per share; $31,650 in transaction	1,730,630

9/06/05	Open market sale to third party	2,300	$44 per share; $101,115 in transaction	1,728,330

9/19/05	Open market sale to third party	800	$42.04 per share; $33,599 in transaction	1,727,530

9/20/05	Open market sale to third party	204,700	$42 per share; $8,597,400 in transaction	1,522,830

(e) On September 20, 2005, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alfred I. duPont Testamentary Trust

September 27, 2005	/s/ Hugh M. Durden
Hugh M. Durden
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005	/s/ Hugh M. Durden
Hugh M. Durden

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005	/s/ John S. Lord
John S. Lord

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005	/s/ Herbert H. Peyton
Herbert H. Peyton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005	/s/ John F. Porter, III
John F. Porter, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005	/s/ William T. Thompson, III
William T. Thompson, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005	/s/ Winfred L. Thornton
Winfred L. Thornton